
January 25, 2022

Aldo J. Pagliari
Chief Financial Officer
Snap-on Incorporated
2801 80th Street
Kenosha, WI 53143

      Re: Snap-on Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2020
           File No. 001-07724

Dear Mr. Pagliari:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: Richard Miller